Annual General Meeting Biofrontera Aktiengesellschaft July 10, 2019, 11:00 AM
Forum Leverkusen Agam-Saal, Am Büchelter Hof 9, 51373 Leverkusen, Germany

Publication pursuant § 130 AktG

Annual General Meeting of Biofrontera AG held on July 10, 2019 in Leverkusen, Germany

Shareholder presence:

Registered share capital	EUR 44,632,674.00
Shares issued	44,632,674
Shares represented (initial presence)	33,865,764
% of registered share capital represented	75.88%

Voting results:

Agenda Items	Number of Shares with Valid Votes	% of Registered Share Capital	Votes for	Votes Against	% Votes For	Votes Withheld
2
Resolution concerning the discharge of the members of the Management Board for the 2018 financial year
2a
Prof. Dr. Hermann Lübbert	33,090,324	74.14%	19,867,106	13,223,218	60.0390%	23,712
2b
Thomas Schaffer	33,782,743	75.69%	20,141,244	13,641,499	59.6199%	28,712
2c
Christoph Dünwald	33,710,648	75.53%	27,156,734	6,553,914	80.5583%	22,066
3
Resolution concerning the discharge of the members of the Supervisory Board for the 2018 financial year
3a
Dr. Ulrich Granzer	33,844,918	75.83%	20,383,186	13,461,732	60.2252%	22,796
3b
Jürgen Baumann	33,800,648	75.73%	20,490,800	13,309,848	60.6225%	29,442
3c
John Borer	33,843,272	75.83%	20,233,771	13,609,501	59.7867%	24,442
3d
Reinhard Eyring	33,839,918	75.82%	20,673,425	13,166,493	61.0918%	27,796
3e
Hansjörg Plaggemars (non-discharge decision)	33,844,918	75.83%	20,579,186	13,265,732	60.8044%	22,796
3f
Kevin Weber	33,844,918	75.83%	20,589,361	13,255,557	60.8344%	22,796

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Agenda Items	Number of Shares with Valid Votes	% of Registered Share Capital	Votes for	Votes Against	% Votes For	Votes Withheld
Countermotion - 4
Election of Wilhelm K.T. Zours to the Supervisory Board	33,222,952	74.44%	13,151,896	20,071,056	39.5868%	644,762
4
Election of Prof. Dr. Franca Ruhwedel to the Supervisory Board	33,847,273	75.84%	20,743,426	13,103,847	61.2854%	20,441
5
Resolution concerning the appointment of the auditors of the separate and consolidated financial statements for the 2018 financial year	33,857,177	75.86%	20,832,300	13,024,877	61.5299%	10,537
7
Conducting a special audit relating to the circumstances of the acquisition of Cutanea Life Sciences, Inc. from Maruho	32,820,875	73.54%	12,681,408	20,139,467	38.6382%	63,078
8
Conducting a special audit relating to the circumstances of the partnership agreement dated March 19, 2019 with the (indirect) major shareholder Maruho Co. Ltd. Regarding the development of branded generics and sales of Ameluz	32,834,502	73.57%	12,696,645	20,137,857	38.6686%	49,451
9
Decision concerning the assertion of compensation claims against Management Board members Professor Dr. Lübbert and Schaffer and appointment of a Special Representative for the assertion of such claims pursuant to Section 147 (2) AktG	33,004,042	73.95%	12,579,081	20,424,961	38.1138%	52,535
Countermotion - 10
Withdrawal of agenda item 10 from the vote	33,222,952	74.44%	10,526,617	22,696,335	31.6848%	643,562
10
Dismissal of Supervisory Board member Dr. Ulrich Granzer, election of a new Supervisory Board member and new election of a substitute member for the newly elected Supervisory Board member	33,808,487	75.75%	12,618,032	21,190,455	37.3221%	58,027
11
Dismissal of Supervisory Board member Dr. John Borer, election of a new Supervisory Board member and new election of a substitute member for the newly elected Supervisory Board member	33,823,379	75.78%	12,708,050	21,115,329	37.5718%	43,135
12
Amendment to the bylaws in Section 13 (Resignation from the Supervisory Board / dismissal from office)	33,824,325	75.78%	12,590,136	21,234,189	37.2221%	42,189
13
Decision concerning the assertion of compensation claims against Management Board members Professor Dr. Lübbert and Schaffer as well as against Maruho Deutschland GmbH and Maruho Co. Ltd. pursuant to Section 147 (1) AktG and appointment of a Special Representative for the assertion of such claims pursuant to Section 147 (2) AktG	33,006,206	73.95%	12,578,808	20,427,398	38.1104%	50,371

2

Agenda Items	Number of Shares with Valid Votes	% of Registered Share Capital	Votes for	Votes Against	% Votes For	Votes Withheld
14
Cancellation of the resolution relating to agenda item 6 of the Ordinary General Meeting of Shareholders of 24 May 2017 (creation of Approved Capital in an amount of EUR 4,000,000.00 with the possibility to exclude shareholders’ subscription rights), creation of a new Approved Capital 2019, and an amendment to the Company’s bylaws	33,831,255	75.80%	12,711,614	21,119,641	37.5736%	35,259
15
Withdrawal of confidence from Management Board member Schaffer	33,790,427	75.71%	12,857,597	20,932,830	38.0510%	76,087
Countermotion – 7 (J)	32,194,265	72.13%	12,588,181	19,606,084	39.1007%	643,788
Countermotion – 8 (K)	32,194,491	72.13%	12,588,181	19,606,310	39.1004%	643,562
Countermotion – 9 (L)	32,367,115	72.52%	12,588,181	19,778,934	38.8919%	643,562

Contact details:

Biofrontera AG, Hemmelrather Weg 201, D-51377 Leverkusen

Anke zur Mühlen, Phone: +49 (0) 214 87632 22 www.biofrontera.com

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